Exhibit 10.3

Charlie Tomm
2005 Platform CEO Compensation Plan

Goals:
- Accountability for the most important operating performance elements managed by you
- Financial reward for successfully managing these elements
- Financially reward "recovery" results if the first half of the year is less than par

2004 Compensation Elements
- Base Salary is $600,000 (This is an increase from 500,000)
- Total Par Bonus Percent is 80%
- Total Par Bonus Dollars are $480,000
- Annual Net Operating Income Bonus (70% of the total Par Bonus Dollars) is $336,000
- Semi annual NOI Par Bonus is $168,000
- Annual Business Development Bonus (30% of the total Par Bonus Dollars) is $144,000

Net Operating Income Bonus Formula (70% of the total Par Bonus)

The Bonus Plan is being divided into 2 half-year opportunities but will never pay you less than an annual plan calculation. The approach provides you with the opportunity to rebound from a disappointing first half with a new bonus opportunity in the second half. The details are shown in the chart below.

The first half Bonus:		Final year end Bonus (2)	
If NOI Result:	**Using the first half bonus formula the Mid year payment will be:**	**Final Payment will be calculated: (1)**	**Final Bonus payment will be:**
Meets or exceeds Par	Par Bonus for the first 1/2 year	Using the Annual Bonus calculation	The annual calculation less the par bonus paid in the first half.
Between Threshold and par	Actual first half Bonus	Second half Bonus Formula	Actual second half Bonus. This can pay up to 10% more than the annual Plan calculation
Below Threshold	No Bonus	Second half Bonus Formula	Actual second half Bonus. Potential for meaningful increase over the annual plan

1. First ½ Payments are never forfeited
2. The annual Business Development bonus will be paid out with the final Bonus payment

The Bonus targets and formulas for 2005 are detailed in the next 2 charts.

Annual Targets

Level	NOI Dollars	NOI (% of Budget)(1)	Bonus Dollars	Annual Formula
Threshold	47,300,000	90%	$67,200	$67,200
Par	52,500,000	100%	$336,000	$67,200 Plus 5.1% of NOI over threshold
Double	62,000,000	118%	$672,000	$336,000 Plus 3.6% of NOI over Par

(1) *Intentionally Omitted*

Semi Annual Targets (based upon your calendarized budgets)

Level	First Half NOI Dollars	First Half Formula	Second half NOI Dollars	Second half Formula
Threshold	23,100,000	$33,600	24,100,000	$33,600
Par	25,700,000	$33,600plus 5.2% of NOI in excess of the threshold	26,800,000	$33,600 plus 5% of NOI in excess of the threshold
Double	30,300,000	$168,000 Plus 3.6% of NOI in excess of Par	31,600,000	$168,000 Plus 3.5% of NOI in excess of Par

Business Development Objectives Bonus (30% of the total Par Bonus)

- Goals/metrics for each of the objectives, addressing the specific challenges, are set at the beginning of the year. The categories are detailed below.
- Regular reviews with Ken Gilman to evaluate YTD performance against these objectives. The metrics will facilitate a fact-based discussion.
- Final review with Ken Gilman at the end of the year to establish year- end payout. The payout will not be based upon a numerical calculation, rather a subjective evaluation of the Business Development topics in the below table (including related metrics).
- Payout range 0% to 200% of the Par.

Frame work Agreement Compliance	General Manager Success	Productivity	Pre-owned Vehicles
Toyota, Honda, GM, Nissan	Market Share	Total platform personnel expense (including management co.) as a % of total gross: Evaluated versus budget and trend to prior years' performance	Used Car Inventory "core" percent to total. Goal is 65%
Unit sales for all but Honda	GM Turnover		
CSI for Honda	Management Turnover		

Tuck-in Acquisition Bonus

- 12-month measurement period using NOI vs. the deal pro-forma
- 3-month grace period (longer periods may be set when the pro-forma is created)
- Team Bonus- For team members who helped with integration- 20% of CEO bonus
- Payout scale- see table below

Actual NOI vs. Pro-forma	Franchise bonus %	
	Non- Targeted	Targeted*
%	% Of NOI	% Of NOI
80%- 99%	2%	4%
100%- 109%	3%	5%
110%-119%	4%	6%
120% and up	5%	7%

*Acura, BMW, Honda, Lexus, Mercedes Benz, Toyota, Nissan